December 8, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Eric McPhee and Jennifer Monick

Re:	Rithm Capital Corp.
Form 10-K for the year ended December 31, 2021
Filed February 16, 2022
File No. 001-35777

Dear Mr. McPhee and Ms. Monick:

On behalf of Rithm Capital Corp. (the “Company” or “Rithm Capital”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by electronic mail dated December 6, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 16, 2022 (the “2021 Form 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2021 Form 10-K.

Form 10-K for the year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1.    We have reviewed your response to comment 1 and are unable to agree with your conclusion that is it appropriate to separate the transaction into two components when determining whether you have acquired a business pursuant to Rule 11-01(d). Please provide audited financial statements of Genesis Capital LLC and the Mortgage Loans Receivable Portfolio pursuant to Rule 3-05 of Regulation S-X, and the related pro forma information pursuant to Article 11 of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and response. The Company notes that it submitted a waiver request to the staff of the Office of Chief Accountant of the Division of Corporation Finance, which was granted on November 14, 2022, permitting the omission of the financial statements of Genesis Capital LLC and the Mortgage Loans Receivable Portfolio required by Rule 3-05 of Regulation S-X, and the related pro forma information in the Company’s planned filing of a Registration Statement on Form S-11.

***

Please contact the undersigned at (212) 850-7729 should you require further information or have any questions.

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
December 8, 2022

Very truly yours,

/s/ Nicola Santoro, Jr.
Nicola Santoro, Jr.
Chief Financial Officer

cc:	Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Caroline Kim, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP
Deborah Jones, Ernst & Young LLP
Mark Kronforst, Ernst & Young LLP